Mail Stop 3628

March 23, 2006

VIA FACSIMILE (212) 403-2000
Richard D. Katcher, Esq.
Trevor S. Norwitz, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

      Re:	The Sports Authority Inc.
   		Schedule 13E-3/A
   		Filed March 17, 2006
   		File No. 5-52251

		Revised Schedule 14A
   		Filed March 17, 2006
     		File No. 001-31746

Dear Messrs Katcher and Norwitz:

      We have reviewed your filings and have the following comments.

Fairness of the Merger: Recommendation of Sports Authority`s Board of Directors, page 9; and Position of the Leonard Green Entities
Regarding the Fairness of the Merger, page 13

1. We note your amendment and response to prior comments 26 and 29, however, we still do not find a statement of the actual going concern value and the consideration of the same by any of the filing persons or by Merrill Lynch. Please revise accordingly.

Certain Effects of the Merger, page 19

2. We note your amendment and response to prior comment 40.
Please disclose the indirect interests held by Mr. Sokoloff through his affiliation with the Leonard Green Entities, as described in the table`s footnote, in such a way as to show the effect of the Rule 13e-3 transaction on his interest in the net book value and net earnings of the company after the merger in both dollar amounts and percentages. We note that Mr. Sokoloff is either a partner, member or director of each of the Leonard Green Entities and by virtue of such positions, will have an indirect interest in Sports Authority following completion of the merger.

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with black-lined copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information and file such letter on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

      If you have any questions, please contact me at (202) 551-
3257 or by facsimile at (202) 772-9203.

Very truly yours,


Celeste M. Murphy
Special Counsel
Office of Mergers and Acquisitions